DORSEY
DORSEY & WHITNEY LLP

April 30, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. <u>Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws</u>

- Updated Code of Conduct filed on SEDAR pursuant to National Instrument 58-101.

B. <u>Information filed by the Company with the Toronto Stock Exchange</u>

- Form 1 filed pursuant to the Toronto Stock Exchange listing rules.

C. <u>Information filed by the Company with the London Stock Exchange</u>

None

D. <u>Information which the Company has distributed to its security holders</u>

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

dle 5/5

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	02/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	155,651,087	As at :	02/01/2008

Effect on Issued & Outstanding Securities

Long Term Incentive Plan	0
Directors' Shares in Lieu of Cash Compensation Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	155,651,087

Long Term Incentive Plan

Opening Reserve	**6,249,382**	As at :	02/01/2008

Effective Date	Securities Listed	Securities Issued
Totals		

Closing Reserve:	**6,249,382**	As at :	04/30/2008

Directors' Shares in Lieu of Cash Compensation Plan

Opening Reserve	**15,486,788**	As at :	02/01/2008

Effective Date	Securities Listed	Securities Issued
Totals		

Closing Reserve:	**15,486,788**	As at :	04/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities

Totals	0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	04/30/2008
Last Updated:	04/30/2008

CODE OF BUSINESS CONDUCT

ADDAX PETROLEUM

1.01 Introduction and Application

Purpose

- Provide a common standard for all APC employees and contractors to guide them in the performance of their duties and in their dealings with agents, customers, suppliers and others.
- Establish consistency and minimum requirements for additional standards, which may be developed at Corporate or local affiliates level.

Applicability

- Make sure you understand the content and spirit of this Code
- Request explanations from your manager, if you do not understand this Code
- See section 1.07 for enforcement

Implementation responsibilities

- Executive Management is responsible for communicating and implementing this Code
- Department managers are responsible for the enforcement of this Code and must ensure that every employee understands and applies it
- Employees must acknowledge to Executive Management that they have received and understood this Code.

Dispute resolution

- Corporate Secretary will arbitrate disputes or misunderstandings arising from or in connection with interpretations and/or implementation with appeal to the Chairman of the Board if appropriate.

Updates to this Code

- The Board of APC is responsible for reviewing and adapting this Code on a regular basis to reflect changes in circumstances.
- You are encouraged to submit any changes or corrections you consider appropriate to the Corporate Secretary by email.

1.02 Fundamental Values

Mission and Value Statement

- APC has the vocation of being a leading independent E&P company.
- We want our economic and commercial partners, our employees and shareholders to benefit from our activities.
- We want to reinforce our relations with our partners based on both our principles of integrity and professionalism and on our long-term investment policy.
- We want to face the challenge of profitability and associated risks through rigorous management and a physical presence in our principal markets.
- APC continues to develop thanks to its initiative and creativity.
- Our employees are the guarantors of our continued collective success.
- We want to promote a working environment based on good communication and mutual respect.

Leadership Responsibility

Our managers must set the example, be in every respect a model for their employees, meeting their responsibilities, and behaving ethically in the pursuit of APC's business objectives.

Fundamental Commitments to our stakeholders

Clients	We provide quality goods and services, delivered promptly and cost-effectively.
Colleagues	We treat all colleagues with fairness, dignity and respect. We provide them with opportunities to develop professionally, and to work in a healthy team environment.
Contractors	We provide clear objectives and assist them with professional support.
Regulators	We comply with all rules and regulations and provide statutory filings on a timely and accurate basis.
Joint Venture Partners	We respect our obligations in a manner that reflects the mission and values of each of our business units.
Suppliers	We accept fair competition among prospective suppliers and the sense of responsibility required of a good customer. We encourage our suppliers to adopt their own set of comparable standards.
Shareholders	We are committed to the highest standards of professional management.

1.03 Integrity of Employees, Customer, Supplier, and Government Relationships

Policy

- Dealing correctly with customers, suppliers and government agencies is important. Therefore a strict ethical approach must be adopted by all our employees and contractors.
- APC encourages transparent business relationships and mutual respect between employees and business partners.
- Any habits and practices, which differ from the procedures set out below must be formally notified to and approved by the Corporate Secretary prior to any contravention occurring.
- Guidance is always available from the Corporate Secretary.

Procedures

Receiving Business Courtesies

You may receive gifts, accept invitations to attend social events in order to develop you business relationships, provided:-

- The cost associated with such a gift or event is reasonable and appropriate, which, as a general rule, can be used at your desk or consumed in one sitting.
- No excessive travel costs are incurred.
- Such events are infrequent, i.e. maximum 4 times p.a. with the same business partner.
- No acceptance of cash is ever tolerated.

Giving Business Courtesies

You may organise social events to develop your business relationships, provided:-

- These events do not include expenses paid for any travel costs.
- The cost must be reasonable and appropriate. Employees should refer to their direct Manager, who shall decide according to his/her budget.
- Such events are infrequent, which, as a general rule, means not more than 4 times a year with the same business partner.
- You may not organise business entertainment which might be considered lavish.
- You will comply with all rules and laws issued by government administrations regarding gifts, meals, and other business courtesies for government employees.

Selecting Suppliers

- You must treat suppliers with the same care and respect as our customers.
- You must select contractors, suppliers and vendors on the basis of objective criteria, including quality, technical excellence, price delivery, adherence to schedules and service.
- You will make your purchasing decisions based on

the supplier's ability to meet our needs, and not on personal relationships or friendships.

- You will always employ the highest ethical standards in business practices in the negotiation, awarding of contracts and the administration of all purchasing activities.
- You shall never slander a supplier's performance.

Suppliers' Discounts or Price Improvements

- Any discount or price improvement received from suppliers or any other contractor is for the benefit of the APC company contracting

Government Relations and Political Activities

Corporate

You must comply with every local law governing political activities.

- You shall not use APC's funds or resources for political purposes without formal approval of the Corporate Secretary.
- You shall not engage in public discussions or debates, unless your expertise is in the interest of a larger public, and your participation has been approved by the Corporate Secretary.
- You may support trade associations, which promote objectives similar to those defined by APC.
- In communications with government officials on behalf of APC, ensure you are familiar with local practices and observe them.

Personal

- You may, of course, participate in the political process at a personal level under the following conditions:-
  - Participate on your own time and at your own expense.
  - Don't use corporate resources, such as e-mail, telephone, photocopy services, etc.
  - Never give the impression you are speaking on behalf of APC.

Handling of Confidential Information from Third Parties

- You must take care to handle the confidential information of others responsibly, as it may be a trade secret or protected intellectual property.
- Before using confidential information received from third parties, you must inform the Corporate Secretary in order to obtain guidance.

Hiring of Relatives

APC discourages employment of any individuals known to be related, by blood, marriage or adoption to any person who is an employee, director, shareholder, client or contractor of APC. You may not hire related individuals unless you receive written approval from:-

- Corporate Secretary in case of directors and shareholders or

	o Company local Manager in all other cases including contractors.
Hiring of former and/or current government officials	Employment of government officials and their families may contravene laws or regulations concerning conflicts of interest:- o You may not recruit or employ any former or current government officials unless written approval from the Corporate Secretary is obtained.
Harassment and workplace violence	APC is committed to an environment free of harassment and disruptive behaviour:- o You shall not make degrading or humiliating jokes, slur, intimidate, or engage in other forms of harassment. o Workplace violence, fraud, theft, stalking, and hate crimes, relating to race/religion, are not tolerated. o You shall not possess firearms or other weapons, explosive devices, or other dangerous materials on the Company's premises. o You shall immediately report any form of harassment or violence, you might experience, to your direct Manager or to CorpHR in case of conflict with direct Manager.
Mobbing	APC applies local anti-mobbing laws and does not tolerate any mobbing activity directed against any of its employees. The following preventive or corrective actions are encouraged:- o Direct and Executive Management should anticipate conflicts in Departments or between employees. o Employees who are victims of mobbing may report to their direct Manager or to CorpHR in case of conflict with direct Manager. o Direct Managers and CorpHR will treat each case as a matter of priority and with as much tact and discretion as possible. "Mobbing" is a workplace-related psychological problem also referred to as "ganging up on someone", "bullying", "harassment" or "psychological terror". Psychological terror or mobbing in working life involves hostile and unethical communication which is directed in a systematic manner by one or more individuals, mainly toward one individual.

1.04 No Improper Use of Company Funds and Assets

Policy

- APC's assets including time, materials, supplies, equipment and information may be used only for professional purposes and must be protected with care
- Private usage is tolerated in certain cases where no cost and risks are incurred, and the productivity of APC is not affected
- APC's assets shall not be misappropriated, loaned to others or donated, without appropriate authorisation
- Any assets owned or rented by APC, which have been made available to employees, must be returned, prior to leaving APC employment
- APC funds shall not be used, directly or indirectly, for illegal or otherwise inappropriate purposes of any kind
- No financial commitments shall be entered into without written authorisation and in accordance with APC's Authority Table described in the "Finance" Policies and Procedures.

Procedures

Authorisation & Approval

Funds should be utilised for the maximum benefit of APC, in particular:-

- You shall not approve payments, where you know or suspect that such payment is to be used for an illegal or inappropriate purpose.
- You shall not approve any transactions which are outside your authority limit as detailed in the Authority Table included in the Finance Policies & Procedures.

Accounting Practices

Financial information must reflect actual transactions. No undisclosed or unrecorded funds or assets may be established:-

- You shall fully, properly and accurately record all transactions in APC's books and records.
- You shall not make any false or misleading entries in the books, records or accounts of APC.
- You must record all funds, assets, payments or set-offs with appropriate supporting documents.
- You must process all transactions in a timely fashion.

Computers, portables software, company cars and other equipment

Any equipment, software or other facilities put at your disposal remain the property of APC:-

- You have the obligation to care for APC equipment assigned to you and to use it in a responsible manner.
- If you take your equipment home or travel with it, take sufficient precautions to protect it from theft or damage, just as if it were your own.
- You may not copy APC owned software and information for your private use.
- You may not use APC cars for other purposes than in the strict exercise of your function. Private usage is tolerated if provided for in the employment

contract or in your employee code of conduct.

Use of e-mail

APC IT may check and filter electronic messages sent or received by using key-words without seeking at this stage to identify the employee. However, if Executive Management has serious indications that e-mails have been misused or used against its interest, any public prevailing interest or any applicable law, APC is entitled to investigate further, to identify the employee who is sending or receiving such e-mails and to take appropriate action.

- You shall not make disparaging comments against others.
- Copy only those persons on e-mails who need to know in order to do their jobs.
- Copy only those persons on e-mails who need to know in order to do their jobs.
- Do not forward or send e-mails containing confidential information outside the APC messaging system. If necessary, confirm with your Manager that the appropriate agreements are in place before sending confidential information over the internet.
- You shall not use APC e-mails for private business.
- You shall not use the APC e-mail system to send or forward illegal, obscene, or offensive messages or files.
- You shall not use the APC e-mail system to express personal or other people's opinions on subjects that are not strictly related to the business of APC
- Liability of APC shall be refused in case of misuse of electronic mail.

Use of Internet

The use of such systems is exclusively for professional purposes. Use for personal or career development is tolerated, provided that:-

- It does not disrupt APC's normal business or reduce productivity.
- You comply with this code, all applicable laws, your employment contract or
- Any other local codes or regulations.
- You shall not offend or hinder the development of other employees.
- You use such equipment outside normal working hours.
- Liability of APC is excluded in case of misuse of Internet.

APC may restrict access to any site at any time and without notice, if it considers a site to be illegal, offensive or inappropriate for commercial use of the community represented by APC.

Copyrights

You shall only use copyrighted materials as required by your duties and in accordance with APC's policy on such matters.

Sales Representatives, Agents and Consultants

We expect a very high ethical standard of behaviour from our representatives.

- You shall not use the funds and assets of APC, directly or indirectly, for payments, which are Illegal or which are against APC's interests.
- You shall not enter into any agreement on behalf of APC unless specific and formal authority has been granted by an authorized person.
- You shall not enter into any agreements with dealers, distributors, agents or consultants, which are not in compliance with the applicable laws of the Country concerned or which do not apply market rates.
- You shall spend only reasonable and necessary expenses on Business-related travel, entertainment, etc.

Protecting APC Confidential Information

Confidential information is a valuable asset. Although you may use confidential information to perform your job, it must not generally be shared with other employees.

- You are not entitled to disclose confidential information to third parties unless they have a legitimate need to know this information and have signed a confidentiality agreement.
- You must protect confidential information, such as databases, commercial relationships, techniques used, studies performed, financial data, plans for mergers and acquisitions, marketing strategy, product launch dates, restructuring, etc.
- You shall not disclose confidential information to any person other than in the proper discharge of your duties.
- You should only disclose confidential information after having carefully considered its potential benefits and risks. When in doubt, ask the Legal Department to confirm that all parties have signed a confidentiality agreement where appropriate.

You shall comply at all times with APC's Policy and Guidelines Regarding Confidential Information and Insider Trading.

Accuracy, Retention, and Disposal of Documents and Records

You are responsible for the integrity, accuracy and filing of letters, memos, e-mails, contracts, invoices, accounting documents, files on electronic media, etc. in order to:-

- Assure protection of records from unauthorised retrieval.
- Ensure proper storage of documents in compliance with regulatory and legal requirements.
- Ensure proper documentation is available to support business transactions.
- Avoid falsification of any record or document.
- Dispose of documents that are no longer useful and do not need to be retained in accordance with APC and legal requirements of each country.

1.05 Compliance with Laws and Regulations

Policy

- APC will comply with all applicable laws and regulations

Procedures

Legal and Regulatory Compliance

You will comply with all applicable laws and regulations:-

- Traders, operators, financial, administrative and accounting staff must be reasonably familiar and ensure compliance with laws and regulations relating to their particular field of activities
- In case of doubt, the Legal Department has to be contacted for clarification
- You must immediately report violations or suspected violations to your direct Manager
- Under the authority of your direct manager, you will co-operate. with and be courteous to all official regulators:-
  1. Requests for information will be answered with complete, factual, and accurate information
  2. You must never conceal, destroy, or alter any document, lie, delay the communication of information or make misleading statements.

Free and Fair Competition

Antitrust laws are designed to create a level playing field in the marketplace and to promote fair competition. These laws could be violated by discussing the Company's business with a competitor, such as how our prices are set, disclosing the terms of supplier relationships, creating cartel strategies i.e. allocating markets among competitors, or agreeing with a competitor to refuse to deal with a supplier.

- You must be committed to obey both the letter and the spirit of any applicable law.
- You should ensure that you have basic knowledge of applicable "antitrust", "competition", and "consumer protection" laws.
- At trade association meetings, be alert to potential situations where it may not be appropriate for you to participate in discussions regarding prohibited subjects with our competitors. Prohibited subjects may include any aspect of pricing, our services in the market, key costs such as labour costs, and marketing plans.
- In general, avoid discussing sensitive topics with competitors or suppliers, and do not provide any information in response to an oral or written inquiry concerning antitrust matters unless you are proceeding with the advice of the Corporate Secretary and or the Legal Department.
- You should advise the Legal Department immediately when questionable or unclear situations arise.

Money Laundering and Anti-corruption

- You must obey both the letter and the spirit of any applicable money laundering or anticorruption law.
- You should ensure that you have basic knowledge of applicable money laundering or anti-corruption laws.
- You should advise the Legal Department immediately when questionable or unclear situations arise.

Marketing & Advertising

APC may use marketing and advertising activities to educate the public, provide information to the community, increase awareness of our products and services and to recruit colleagues:-

- You shall present only truthful, fully informative, and non-deceptive information in marketing materials and announcements.

Insider Information and Securities Trading

You shall comply at all times with APC's Disclosure Policy and Policy and Guidelines Regarding Confidential Information and Insider Trading.

Environmental Compliance

APC complies with all applicable environmental laws and regulations.

- You shall preserve natural resources whenever possible.
- You shall comply with all local applicable laws and operate each of our facilities with the necessary permits, approvals, and controls.
- You will diligently employ the proper procedures with respect to handling and disposal of hazardous and bio-hazardous waste including but not limited to petroleum products waste.
- You shall immediately alert managers to any situation regarding pollution risk such as the discharge of a hazardous substance, improper disposal of petroleum waste, etc.
- You shall immediately report incidents, which may be potentially damaging to the environment to your Manager, who shall consult the Legal Department in order to take appropriate actions.

1.06 No Conflict of Interest

Policy

- Outside activities, personal interests or friendships must never influence our employees' ability to make objective decisions in the course of their professional responsibilities or mandates.
- The demands of any outside activity shall never hinder or distract our employees from the performance of their job or instigate them to use APC resources for other than APC purposes.
- It is our employees' responsibility to ensure they remain free of conflicts of interest in the performance of their duties. Any uncertainties about whether an outside activity might constitute a conflict of interest, must be approved by their manager before pursuing the activity.

Procedures

Secondary employment

Avoid even the appearance of impropriety. If your objectivity, or the timely or effective performance of your job is affected:-

- Disclose formally to your manager all secondary employment or personal financial interests, which may conflict with the APC's interests. Any remuneration for secondary employment shall be communicated to the Corporate Secretary.
- Do not sign any contract on behalf of APC with a company or any organisation in which you may have a personal interest.
- Obtain prior formal approval from Corporate Secretary, If such situation is unavoidable or is in the interest of APC.

Personal Financial Interest

Avoid even the appearance of impropriety. If your objectivity, or the timely or effective performance of your job is affected:-

- You must not have any interest in any company, supplier or customer of the Company, where such interest could compromise your objectivity or loyalty to APC.
- You must not cause or influence APC to do business with any company in which you, a relative, or friends have an interest.
- If an instance occurs where it is in APC's advantage to enter into such a transaction, you should ensure that the terms of the transaction are determined by competitive bidding, clearly establishing an arm's length fairness of terms.
- You may not sit in a board of directors of non APC companies, unless the Corporate Secretary gives you written authorisation to do so.

1.07 Enforcement

Policy

- Adherence to the Code of Conduct is the responsibility of each employee/contractor and is a condition of continued employment.

Personal Obligation to Report Violations

- You have an individual responsibility for reporting any activity by any colleague, consultant, contractor, subcontractor or vendor that appears to violate laws, rules and regulations or this Code of Conduct.
- Whenever possible, you shall first report or solve problems, including human resources related issues, at a local level with your direct Manager or the local General Manager.
- You shall report any unresolved problems or violations of this Code of Conduct in accordance with the Company's Incident Reporting Policy.

Discipline

Violations of this Code of Conduct will be subject to disciplinary actions, and will

- Depend on the nature, severity, and frequency of the violation and may result in any or all of the following disciplinary actions:-

    1. Oral warning
    2. Written warning
    3. Suspension
    4. Termination or
    5. Denunciation by APC to any regulatory body or public prosecutor if required by law

- Automatically be included in the employee's file in writing.
- Be dealt with by the following level of management depending on the employee's position.

Employee position	Investigating Authority	Arbitrator	Must be informed
1. Below Grade 24	Direct Manager	Corporate Secretary	CEO
2. Grades 24;25;26;27	Corporate Secretary	CEO	Board
3. Corporate Officers	CEO	Board of Directors	
4. CEO	Board of Directors	Board of Directors	

END